Exhibit 99.35

SEDAR Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT is made as of December 14, 2020 (this “Agreement”), among Cybin Inc. (the “Parent”), an Ontario corporation, Cybin US Holdings Inc. (the “Acquiror”), a Nevada corporation, and each of those persons listed in exhibit “A” (each a “Shareholder” and together the “Shareholders”);

WHEREAS, in connection with the contribution agreement dated as of December 4, 2020 (the “Contribution Agreement”), by and among the Parent, Cybin Corp., the Acquiror, Adelia Therapeutics Inc. (“Company”), the Shareholders, the Shareholders will exchange certain shares of common stock of Company (the “Company Common Shares”) for certain shares of Class B common stock of the Acquiror (the “Class B Shares”);

WHEREAS, upon the closing of the transactions contemplated under the Contribution Agreement, Acquiror will own all of the issued and outstanding capital stock of Company;

WHEREAS, holders of Class B Shares will be entitled to exchange each Class B Share held for one common share of the Parent (a “Parent Common Share”);

WHEREAS, the parties desire to make appropriate provision and to establish a procedure whereby the Parent will take certain actions and make certain payments and deliveries necessary to ensure that the Acquiror will be able to make certain payments and to deliver or cause to be delivered Parent Common Shares in satisfaction of the obligations of the Acquiror under the Share Provisions (as defined herein) and this Agreement; and

WHEREAS, pursuant to the Contribution Agreement, the Parent and the Acquiror are required to execute a support agreement substantially in the form of this Agreement; and

NOW THEREFORE, in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the powers, privileges, rights, qualifications, limitations and restrictions (collectively, the “Share Provisions”) attaching to the Class B Shares as set out in Article 8 of the Articles of Incorporation of the Acquiror (the “Articles of Incorporation”) and, if not defined therein, then in the Contribution Agreement.

1.2	Interpretation Not Affected By Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. Unless otherwise specified, references to an “Article” or “Section” refer to the specified Article or Section of this Agreement.

1.3	Number, Gender, etc.

In this Agreement, unless the context otherwise requires words importing the singular number include the plural and vice versa. Use of the word “including” means “including without limitation” and “includes” means “includes without limitation”. Words importing any gender shall include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

References to any Person include the successors and permitted assigns of that Person.

1.4	Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “$” or “US$” refers to United States dollars and “C$” refers to Canadian dollars.

1.6	Payments

All payments to be made hereunder will be made without interest and less any tax required by Canadian or United States Law to be deducted and withheld.

ARTICLE 2

COVENANTS OF THE PARENT AND THE ACQUIROR

2.1	Covenants Regarding Class B Shares

So long as any Class B Shares are outstanding, the Parent agrees that:

(a)

it will take all such actions and do all such things as are necessary or desirable to enable and permit the Acquiror, in accordance with applicable Law, upon the exercise of the Voluntary Exchange Right or the Mandatory Exchange Right, to pay and otherwise perform its obligations with respect to the satisfaction of the Cash Equivalent Amount in respect of each issued and outstanding Class B Share or as are necessary or desirable to enable and permit the Acquiror to cause to be delivered Parent Common Shares to the holders of Class B Shares in accordance with the provisions of Article 8 paragraph (e) of the Articles of Incorporation;

(b)

it will perform its obligations arising upon the exercise of the Voluntary Exchange Rights or the Mandatory Exchange Rights, including all such actions and all such things as are necessary or desirable to cause to be delivered Parent Common

Shares to the holders of Class B Shares in accordance with the provisions of Article 8 paragraph (e) of the Articles of Incorporation; and

(c)

it will take all such actions and do all such things as are necessary or desirable to enable and permit the Acquiror, in accordance with applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of any payment due upon a Liquidation in accordance with Article 8 paragraph (k) of the Articles of Incorporation.

2.2	Segregation of Funds

The Parent will cause the Acquiror to deposit a sufficient amount of funds in a separate account of the Acquiror and segregate a sufficient amount of such other assets and property as is necessary to enable the Acquiror to pay or otherwise satisfy its obligations with respect to any applicable Cash Equivalent Amount, when and if such amounts become payable under the terms of this Agreement or the Share Provisions, in each case for the benefit of the holders from time to time of the Class B Shares, and the Acquiror will use such funds, assets and property so segregated exclusively for the payment of any such Cash Equivalent Amount net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3	Reservation of Parent Common Shares

The Parent hereby represents, warrants and covenants in favour of the Acquiror and the Shareholders that the Parent has reserved for issuance and will, at all times while any Class B Shares are outstanding, keep available, free from pre-emptive and other rights, in accordance with the Parent’s articles of incorporation (or similar constating document), such number of Parent Common Shares as are now and may hereafter be required to enable and permit each of the Parent and the Acquiror to meet its obligations under the Share Provisions and any other security or commitment with respect to which the Parent and the Acquiror may now or hereafter be required to issue and/or deliver Parent Common Shares to the holders of the Class B Shares.

2.4	Notification of Certain Events

In order to assist the Parent to comply with its obligations hereunder including the exercise of the Voluntary Exchange Right and the Mandatory Exchange Right, as applicable, the Acquiror will notify the Parent of each of the following events at the time set forth below:

(a)

in the event of any determination by the Board of Directors of the Acquiror to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Acquiror or to effect any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, at least 75 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)

promptly upon the earlier of (i) receipt by the Acquiror of notice of, and (ii) the Acquiror otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Acquiror or to effect any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs;

(c)	immediately upon receipt by the Acquiror of an Exchange Notice;

(d)	on the same date on which notice of a Mandatory Exchange Right is given to holders of Class B Shares, notice of such Mandatory Exchange Right; and

(e)

promptly upon the issuance by the Acquiror of any Class B Shares or rights to acquire Class B Shares (other than the issuance of Class B Shares or rights to acquire Class B Shares as a result of a Special Event).

2.5	Delivery of Parent Common Shares

Upon notice from the Acquiror of any event that requires the Acquiror or the Parent to cause to be delivered Parent Common Shares to any holder of Class B Shares, subject to compliance by the former holder of Class B Shares with the requirements of the Share Provisions, the Parent shall forthwith issue and deliver or cause to be delivered the requisite number of Parent Common Shares to the former holder of the surrendered Class B Shares (directly or via the Acquiror for the benefit of such former holders) and the Acquiror or the Parent, as the case may be, shall forthwith deliver or cause to be delivered, in exchange for the requisite number of Class B Shares, the requisite number of Parent Common Shares to or for the benefit of the former holder of the surrendered Class B Shares. All such Parent Common Shares shall be duly authorized and validly issued as fully paid, non-assessable, free of pre-emptive rights and shall be free and clear of any lien, claim or encumbrance. Upon the surrender of Class B Shares to the Acquiror in exchange for Parent Common Shares, the Acquiror shall cancel such Class B Shares so surrendered.

2.6	Qualification of Parent Common Shares

The Parent covenants that it will make such filings and seek such regulatory consents and approvals as are necessary so that the Parent Common Shares to be issued to holders of Class B Shares pursuant to the terms of the Share Provisions and this Agreement will be issued in compliance with the applicable securities Laws in Canada, the United States and all applicable state securities laws. Notwithstanding any other provision of the Share Provisions, or any term of this Agreement, no Parent Common Shares shall be issued (and the Parent will not be required to issue any Parent Common Shares) in connection with any Liquidation of the Acquiror, or any Voluntary Exchange Right, Mandatory Exchange Right or any other exchange, direct or indirect, of Class B Shares, if such issuance of Parent Common Shares would not be permitted by applicable Laws.

2.7	Additional Covenants Regarding Adjustments

So long as any Class B Shares are outstanding:

(a)	The Parent will not:

(i)	subdivide, redivide or change the then outstanding Parent Common Shares into a greater number of Parent Common Shares; or

(ii)	reduce, combine, consolidate or change the then outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

(iii)

reclassify or otherwise change the rights, privileges or other terms of the then outstanding Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Parent Common Shares;

unless: (x) the same or such other adjustment as is necessary to result in the exchange of the Class B Shares into Parent Common Shares in a like manner as before such event is made simultaneously to, or in the rights of the holders of, the Class B Shares; or (y) the Parent receives the prior approval of the Acquiror and the prior approval of the holders of the Class B Shares given in accordance with Section 8(j) of the Share Provisions.

(b)

The Parent will ensure that the record date for any event referred to in Section 2.7(a), or (if no record date is applicable for such event) the effective date for any such event, is not less than ten Business Days after the date on which such event is declared or announced by the Parent (with simultaneous notification thereof by the Parent to the Acquiror).

(c)

The Board of Directors of the Acquiror shall determine, acting in good faith and in its sole discretion (with the assistance of such reputable and qualified financial advisors and/or other experts as the board may require), the applicable adjustment for the purposes of any event referred to in Section 2.7(a) and each such determination shall be conclusive and binding on the Parent. In making each such determination, in the case of any subdivision, redivision or change of the then outstanding Parent Common Shares into a greater number of Parent Common Shares or the reduction, combination, consolidation or change of the then outstanding Parent Common Shares into a lesser number of Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting the Parent Common Shares, the Board of Directors of the Acquiror will, without excluding other factors determined by the Board of Directors of the Acquiror to be relevant, consider the effect thereof upon the then outstanding Parent Common Shares; and

(d)

the Acquiror agrees that, to the extent required, upon due notice from the Parent, the Acquiror will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that subdivisions, redivisions or changes are made to the Class B Shares, in order to implement the required adjustments with respect to the Parent Common Shares and the Class B Shares as provided for in this Section 2.7. The Parent and the Acquiror shall use commercially reasonable efforts to ensure that all steps taken to provide for such adjustments do not result in immediate taxable income or gain for United States income tax purposes to holders of Class B Shares.

2.8	Tender Offers

In the event that a cash offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Parent Common Shares (an “Offer”) is proposed by the Parent or is proposed to the Parent or its security holders and is recommended by the Board of Directors of the Parent, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of the Parent, and the Class B Shares are not exchanged by the Acquiror pursuant to the Mandatory Exchange Right, the Parent and the Acquiror will use reasonable best efforts (to the extent, in the case of an Offer by a third party, within its control) expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Class B Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Parent Common Shares, without discrimination. Without limiting the generality of the foregoing, the Parent and the Acquiror will use reasonable best efforts expeditiously and in good faith to ensure that holders of Class B Shares may participate in each such Offer without being required to exchange their Class B Shares as against the Acquiror (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the right of the Acquiror to exchange the Class B Shares pursuant to the Mandatory Redemption Right in the event of a Parent Liquidity Transaction.

2.9	Ownership of Outstanding Shares

Without the prior approval of the Acquiror and the prior approval of the holders of the Class B Shares given in accordance with the Share Provisions, the Parent covenants and agrees in favour of the Acquiror that, as long as there are any outstanding Class B Shares, the Parent will be and remain the direct or indirect beneficial owner of all issued and outstanding shares of Class A common stock of the Acquiror. Notwithstanding the foregoing, the Parent shall not be in violation of this Section 2.9 if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Parent or the Parent Common Shares pursuant to any merger of the Parent pursuant to which the Parent was not the surviving entity.

2.10	Due Performance

On and after the Effective Date, the Parent and the Acquiror shall duly and timely perform all of their obligations under the Share Provisions.

2.11	Reservation of Acquiror Class B Shares

The Parent and Acquiror hereby represent, warrant and covenant in favour of the Shareholders that Acquiror has reserved for issuance and will, at all times while any obligations to issue additional Class B Shares under the Contribution Agreement are outstanding, keep available, free from pre-emptive and other rights, in accordance with the Articles of Incorporation, such number of Class B Shares as are now and may hereafter be required to enable and permit each of the Parent and the Acquiror to meet its obligations under the Contribution Agreement and any other security or commitment with respect to which the Parent and the Acquiror may now or hereafter be required to issue and/or deliver additional Class B Shares to the Shareholders.

ARTICLE 3

PARENT SUCCESSORS

3.1	Certain Requirements in Respect of Contribution, etc.

The Parent may enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing person resulting therefrom, provided:

(a)	such transaction constitutes a Parent Liquidity Transaction but does not result in the exercise of a Mandatory Exchange Right under Article 8 paragraph (e)(ii) of the Articles of Incorporation; or

(b)

(i) such other person or continuing entity (the “Parent Successor”) by operation of Law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Parent under this Agreement; and (ii) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Class B Shares.

3.2	Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the Parent Successor and such other person that may then be the issuer of the Parent Common Shares shall possess and from time to time may exercise each and every right and power of the Parent under this Agreement in the name of the Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of the Parent or any officers of the Parent may be done and performed with like force and effect by the directors or officers of such Parent Successor.

3.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any direct or indirect wholly-owned Subsidiary of the Parent with or into the Parent or the winding-up, liquidation or dissolution of any direct or indirect wholly-owned Subsidiary of the Parent, provided that all of the assets of such Subsidiary are transferred to the Parent or another direct or indirect wholly-owned Subsidiary of the Parent, and any such transactions are expressly permitted by this Article 3.

3.4	Successor Transaction

Notwithstanding the foregoing provisions of Article 3, in the event of a Parent Liquidity Transaction:

(a)

in which the Parent merges or amalgamates with, or in which all or substantially all of the then outstanding Parent Common Shares are acquired by, one or more other entities to which the Parent, immediately before such merger, amalgamation or acquisition, is “related” within the meaning of the Income Tax Act (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b)	which does not result in the exercise of a Mandatory Exchange Right under Article 8 paragraph (e)(ii) of the Share Provisions; and

(c)

in which all or substantially all of the then outstanding Parent Common Shares are converted into or exchanged for securities or rights to receive such securities (the “Other Securities”) of another person (the “Other Person”) that, immediately after such Parent Liquidity Transaction, owns or controls, directly or indirectly, the Parent, then all references herein to either the “Parent” shall thereafter be and be deemed to be references to the “Other Person” and all references herein to “Parent Common Shares” shall thereafter be and be deemed to be references to “Other Securities” (with appropriate adjustments, if any, as are required to result in a holder of Class B Shares on the exchange, redemption or retraction of such securities pursuant to the Share Provisions immediately subsequent to the Parent Liquidity Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Class B Shares would have received if the exchange, redemption or retraction of such securities pursuant to the Share Provisions had occurred immediately prior to the Parent Liquidity Transaction and the Parent Liquidity Transaction was completed, but subject to subsequent adjustments to reflect any subsequent changes in the capital of the Other Person, including without limitation, any sub-division, consolidation or reduction of capital) without any need to amend the terms and conditions of this Agreement and without any further action required.

ARTICLE 4

COVENANTS OF FOUNDERS

4.1	Evidence of Eligibility

Each Shareholder agrees that:

(a)	Upon the exercise by a Shareholder of the Voluntary Exchange Right, or

(b)	Upon the exercise by the Acquiror of the Mandatory Exchange Right,

such Shareholder will deliver to the Parent, duly executed copies of any representation letters, agreements or other evidence reasonably required by Parent or Acquiror in order to confirm the availability of exemptions from the registration and qualification requirements of applicable securities laws with respect to the issuance of Parent Common Shares to such Shareholder.

4.2	Securities Laws Matters

Each Shareholder understands and acknowledges that any Parent Common Shares that may be issued to such Shareholder upon exchange of Class B Shares: (i) may not be traded until the date that is four (4) months and one (1) day after the date of issuance unless permitted under Canadian securities law; and (ii) will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws; will be “restricted securities” within the meaning of Rule 144 under the 1933 Act and will therefore be transferable only in transactions exempt from or not subject to the registration and qualification requirements of the 1933 Act and applicable state securities laws; and certificates representing such Parent Common Shares will bear a legend to such effect.

4.3	Legends

Each Shareholder agrees that share any and all certificates representing Parent Common Shares issued to such Shareholder shall have endorsed thereon in bold type any such legends as may be required by applicable securities laws.

ARTICLE 5

GENERAL

5.1	Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Class B Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Class B Shares) are outstanding.

5.2	Changes in Capital of the Parent and the Acquiror

Notwithstanding the provisions of Section 5.4 hereof, at all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 hereof or otherwise, as a result of which either the Parent Common Shares or the Class B Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which the Parent Common Shares or the Class B Shares or both are so changed and the parties hereto shall execute and deliver a supplemental agreement in writing giving effect to and evidencing such necessary amendments and modifications.

5.3	Severability

Notwithstanding the provisions of Section 5.4 hereof, if any term or provision of this Agreement is held invalid, unenforceable or contrary to Law, such term or provision shall be deemed to be severable from the other terms and provisions hereof, but only to the extent necessary to bring this Agreement within the requirements of Law, and the remainder of this Agreement shall be given effect as if the parties had not included the severed term herein; provided, however, that if the party that would be adversely affected by such severance demonstrates that a material inducement to its entering into this Agreement would be materially impaired, such party shall be entitled to seek an adjudication that this Agreement should be terminated on that ground.

5.4	Amendments, Modifications

Subject to Section 5.2, Section 5.3, and Section 5.5, this Agreement may not be amended or modified except by an agreement in writing executed by the Acquiror and the Parent and approved by the holders of the Class B Shares in accordance with the Articles of Incorporation.

5.5	Ministerial Amendments

Notwithstanding the provisions of Section 5.4 hereof, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Class B Shares, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all of the parties hereto so long as such additions will not be prejudicial to the rights or interests of the holders of the Class B Shares as a whole;

(b)	evidencing the succession of a Parent Successor and the covenants and obligations assumed by each such Parent Successor in accordance with the provisions of Article 3; or

(c)

making such changes or corrections which, on the advice of counsel to the Acquiror and the Parent, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Class B Shares as a whole.

5.6	Meeting to Consider Amendments

The Acquiror, at the request of the Parent, may call a meeting or meetings of the holders of Class B Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 5.4 hereof. Any such meeting or meetings shall be called and held in accordance with the bylaws of the Acquiror, the Share Provisions and all applicable Laws.

5.7	Enurement

This Agreement shall enure to the benefit of and, except as otherwise provided herein, be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties.

5.8	Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of Law or otherwise) except that the Parent may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly-owned subsidiary of the Parent other than the Acquiror.

5.9	Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this Agreement shall be sufficiently given if delivered in person or if sent by registered mail or electronic transmission (provided such transmission is recorded as being transmitted successfully) or other electronic means of communication addressed to the recipient as follows:

(a)	in the case of notice to be given to the Company, Acquiror or the Parent:

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Attention:         Eric So, President

Email:               [Redacted—Email Address]

and a copy to (which shall not constitute notice):

Aird & Berlis LLP

Brookfield Place

181 Bay Street, Suite 1800

Toronto, Ontario

M5J 2T9

Attention:         Sherri Altshuler, Partner

Email:               saltshuler@airdberlis.com

(b)

in the case of notice to be given to the Shareholders (or any of them) to the address set forth opposite each such Shareholder’s respective name in Exhibit “A” hereto and a copy to (which shall note constitute notice):

Bryan Cave Leighton Paisner LLP

1700 Lincoln Street, Suite 4100

Denver, Colorado

80203-4541

Attention:         Eric Rauch, Partner

Email:               eric.rauch@bclplaw.com

or to such other address, individual or electronic communication number as may be designated by notice given by any Party to the others in accordance herewith. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such demand, notice or other communication shall not be mailed but shall be given by personal delivery or by electronic communication.

5.10	Counterparts

The parties hereto agree that this Agreement may be signed in counterparts at different times and in different places without the parties hereto being in each other’s presence, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument. A copy of this Agreement executed by any party and transmitted by facsimile or other means of electronic communication shall be binding upon the parties in the same manner as an original executed and delivered in person.

5.11	Jurisdiction

This Agreement shall be construed and enforced in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

[Remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CYBIN INC.

Per:	[Redacted—Signature]
Name: Douglas Drysdale
Title: CEO

CYBIN US HOLDINGS INC.

Per:	[Redacted—Signature]
Name: Eric So
Title: President

ADELIA THERAPEUTICS INC.

Per:
Name: Alex Nivorozhkin
Title: Chief Executive Officer

NOVA CAPITAL INTERNATIONAL LLC

Per:
Name: Mark Levy
Title: President & Managing Member

ALEX NIVOROZHKIN	BRETT GREENE

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CYBIN INC.

Per:
Name: Eric So
Title: President

CYBIN US HOLDINGS INC.

Per:
Name: Eric So
Title: President

ADELIA THERAPEUTICS INC.

Per:	[Redacted—Signature]
Name: Alex Nivorozhkin
Title: Chief Executive Officer

NOVA CAPITAL INTERNATIONAL LLC

Per:	[Redacted—Signature]
Name: Mark Levy
Title: President & Managing Member

[Redacted—Signature]	[Redacted—Signature]
ALEX NIVOROZHKIN	BRETT GREENE

[Redacted—Signature]	[Redacted—Signature]
MICHAEL PALFREYMAN	CLINTON CANAL

[Redacted—Signature]	[Redacted—Signature]
ALEXANDER BELSER	JOSH HARTSEL

TRANSLIMINAL LLC

Per:	[Redacted—Signature]
Name: Matthew Johnson
Title: President

EXHIBIT ‘‘A’’

SHAREHOLDERS

Name	Mailing Address	Email
Alex Nivorozhkin	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Brett Greene	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Michael Palfreyman	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Clinton Canal	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Alexander Belser	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Nova Capital International LLC	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Transliminal LLC	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]

Josh Hartsel	[Redacted - Mailing Addresses]	[Redacted - Email Addresses]